UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37452

CELYAD ONCOLOGY S.A.

(Exact name of registrant as specified in its charter)

9 rue André Dumont

1435 Mont-Saint-Guibert, Belgium

Tel: +32 10 394 100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, no nominal value per share (“Ordinary Shares”)

American Depositary Shares, each representing one Ordinary Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Celyad Oncology SA (“Celyad”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), on June 18, 2015, the date that its registration statement on Form F-1 relating to its Ordinary Shares and American Depositary Shares was declared effective by the Securities and Exchange Commission (the “Commission”).

B.	Celyad has filed or submitted all reports under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Celyad has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Celyad’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on October 20, 2021.

Item 3. Foreign Listing and Primary Trading Market

A.	Celyad has maintained a listing of its Ordinary Shares on Euronext Brussels (“Euronext”) in Brussels, Belgium. Euronext constitutes the primary trading market for Celyad’s ordinary shares, as that term is defined in Rule 12h-6 under the Exchange Act.

B.	Celyad’s Ordinary Shares were initially listed on Euronext in 2013. Celyad has maintained the listing of its Ordinary Shares on Euronext since the date of its initial listing, including during the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in Celyad’s ordinary shares that occurred in Belgium on Euronext for the 12-month period from February 9, 2023 to February 8, 2024 (both dates inclusive) was 72.7% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

F.	Not applicable.

Item 5. Alternative Record Holder Information

As of October 13, 2023, there were 40 shareholders of record who were United States residents. In assessing the number or holders of record who are United States residents, Celyad has relied on CMI2I Ltd., an independent information services provider.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	Celyad published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on February 8, 2024. The notice is attached as an exhibit hereto.

B.	The notice was disseminated in the United States through Globe Newswire, a news wire service. In addition, this release was posted on https://celyad.com/.

Item 8. Prior Form 15 Filers

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

PART II

Item 9. Rule 12g3-2(b)

Celyad will publish the information required under Rule 12g3-2(b)(1)(iii), in English, on its website https://celyad.com.

PART III

Item 10. Exhibits

Exhibit 99.1	Press Release, dated February 8, 2024, regarding public notice to investors disclosing Celyad’s intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Celyad Oncology SA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Celyad Oncology SA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

CELYAD ONCOLOGY SA

Date: February 9, 2024	By:	/s/ Michel Lussier
Mel Management represented by Michel Lussier
Interim Chief Executive Officer